SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Notice to Shareholders regarding withdrawal rights in connection with the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A., and of Telemig Celular Participações S.A. into Vivo Participações S.A.

Item 1

VIVO PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF No. 02.558.074/0001-73 - NIRE 353001587.9-2
TELEMIG CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF No. 02.558.118/0001-65 NIRE 31.3.0002535-7	TELEMIG CELULAR S.A. PUBLICLY HELD COMPANY CNPJ/MF No. 02.320.739/0001-06 NIRE 31.3.0001299-9

Notice to Shareholders

The management of Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A., (“TCP”) and Telemig Celular S.A. (“TC”) (jointly referred to as the “Companies”), announce that, on July 27, 2009, at the general shareholders’ meeting of each of the Companies, the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Part. and the resulting conversion of TC into a wholly-owned subsidiary of TCP and of TCP into a wholly-owned subsidiary of Vivo Part. (the “Corporate Restructuring”) was approved, as described in the Notices of Material Fact dated on March 20, 2009 and of May 29, 2009.

1. Withdrawal Rights.

The holders of common and preferred shares of TC that dissent to the merger of shares of TC into TCP, the holders  of common and preferred shares of TCP that dissent to the merger of shares of TCP into Vivo Part. and the holders of common shares of Vivo Part. that dissent to the merger of shares of TCP into Vivo Part., are entitled to withdraw their shares from the respective Companies and be reimbursed for the value of the shares for which they are record holders of records on March 23, 2009, the date of publication of the first Notice of Material Fact related to the transaction. The respective reimbursement amounts to be paid to the holders of common and preferred shares of TC and TCP and holders of common shares of Vivo Part. are calculated based on the book value (net worth) stated in the balance sheet of each of the Companies dated March 31, 2009, as follows: (i) the net worth amount per share of TC is R$ 481.608590530; (ii) the net worth amount per share of TCP is R$ 47.291641089; and (iii) the net worth amount per share of Vivo Part. is R$ 22.483097320.

In accordance with the provisions set forth in article 264, third paragraph, of Law No. 6,404/76, the non-controlling shareholders that hold common and preferred shares of TCP may choose to receive, as reimbursement, an amount equal to the book value of TCP or the book value of TCP evaluated at market prices (net worth at market prices).

2. Withdrawal rights period.

Pursuant to the publication on July 29, 2009 of the minutes of the general shareholders´ meetings of the Companies that approved the Corporate Restructuring, the right of withdrawal may be exercised by the shareholders referred to in item 1 above from July 29, 2009 until August 28, 2009.

The payment to the shareholders who exercise their withdrawal rights will be made on September 08, 2009.

3. Qualification terms and conditions.

The holders of shares deposited at the BM&FBOVESPA shall exercise their withdrawal right if they wish to do so through their custody agent.

The holders of shares of Vivo Part, TCP and TC that are in custody with BANCO REAL, the financial institution responsible for the custody of the book entry shares of the Companies, shall exercise their withdrawal rights by completing a form of “Exercise of the Withdrawal Right” (“Exercício do Direito de Recesso”), available in any branch of the financial institution, during the bank’s business hours and shall deliver authentic copies of the following documents:

INDIVIDUALS: CPF, RG (Identity Card) and updated proof of address (02 months old at most).
LEGAL ENTITIES: CNPJ, Bylaws/Articles of Association and respective amendments, as well as the documents of its partners/legal representatives (appointment act, CPF, RG (Identity Card) and proof of address).

The shareholders who wish to be represented by attorneys in fact shall deliver the documents mentioned above together with the respective public power of attorney, which shall grant special powers to the attorney in fact authorizing him to express, on behalf of the grantor, the wish to exercise the withdrawal right and request the share reimbursement.

4. Trading of shares

After the end of the withdrawal rights period, if the Companies decide to complete the Corporate Restructuring as provided in third paragraph of article 137 of Law 6,404/76, (such decision to be disclosed to the market), the trading of the Companies’ shares will be as follows:

(a) the sale of shares of TC and TCP via the banking agreement (convênio bancário) will be suspended between September 02, 2009 (inclusive) and September 21, 2009 (inclusive);

(b) the assistance to the shareholders of TC and TCP for the transfer of shares, sale of shares and blocking, will be done until September 04, 2009. From September 08, 2009, the shares of these

Companies will only be traded with the trading code of Vivo Part.: VIVO3 for the common shares and VIVO4 for the preferred shares;

(c) the blocking issued to the shareholders of TC and of TCP shall be valid until September 09, 2009.

(d) as provided in item 2.2 of the Notice of Material Fact announced on May 29, 2009, for each common or preferred share of TC, 17.40 shares of TCP shall be issued of the respective kind, and for each common or preferred shares of TCP, 1.37 shares of Vivo Part shall be issued of the respective kind.

(e) From September 22, 2009, the sale of shares through the banking agreement, as well as the transfer of shares in the over-the-counter market, will restart and reflect the shares of Vivo Part. that were issued as a result of the merger of shares of TCP (including the ones resulting from the merger of shares of TC into TCP) into Vivo Part., as approved in the general shareholders’ meetings on July 27, 2009.

The fractions resulting from the calculation of the exchange ratio will be separated, grouped into whole numbers and sold in one or more subsequent auctions to be held at the BM&FBOVESPA after September 24, 2009, until the sale of the totality of such fractions.

The amount resulting from the sale of fractional shares shall be kept available to the owners of such fractions at the Depositary Institution of book entry shares of Vivo Part., Banco Real, and the payment shall be made to the respective owners at any of its agencies by means of a formal request. The amount corresponding to the fractions owned by shareholders who have shares deposited at the BM&FBOVESPA shall be credited directly to the BM&FBOVESPA, which will be responsible for transferring it to the shareholders through the custody agents.

São Paulo, July 28, 2009.

Ernesto Gardelliano
Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	July 28, 2009	By:	/s/ Ernesto Gardelliano
			Name:	Ernesto Gardelliano
			Title:	Investor Relations Officer